Filed by: Viacom Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                                   Subject Company:  Viacom Inc.
                                                Commission File No.:  333-128821




                     VIACOM INC. NAMES INDEPENDENT DIRECTORS
                   TO THE BOARDS OF POST-SEPARATION COMPANIES

          Charles Gifford, Bruce Gordon, Ann Reese and Judith Sprieser
                        to Join Board of CBS Corporation

    Thomas Dooley, Ellen Futter and Robert Kraft to Join Board of New Viacom

NEW YORK, November 22, 2005 -- Viacom Inc. (NYSE: VIA and VIA.B) today announced the election of seven independent Directors to the Boards of the two new publicly traded companies that will be created following the separation of Viacom. Four Directors will join the Board of CBS Corporation and three Directors will join the Board of new Viacom upon completion of the separation, which is expected to occur by the end of 2005.


Charles K. Gifford, Bruce S. Gordon, Ann N. Reese and Judith A. Sprieser have been elected Directors of CBS Corporation. They join previously announced CBS Board members David R. Andelman, Joseph A. Califano, Jr., William S. Cohen, Philippe P. Dauman, Leslie Moonves and Robert D. Walter, as well as Sumner M. Redstone and Shari Redstone, who will serve as Chairman and non-executive Vice Chair, respectively.


Thomas E. Dooley, Ellen V. Futter and Robert K. Kraft have been elected Directors of new Viacom. They join previously announced new Viacom Board members George S. Abrams, Philippe P. Dauman, Tom Freston, Alan C. Greenberg, Charles E. Phillips, Jr., Frederic V. Salerno and William Schwartz, as well as Sumner Redstone and Shari Redstone, who will serve as Chairman and non-executive Vice Chair, respectively.

Viacom also announced that the Audit, Compensation and Nominating and Governance Committees for the Boards of both companies will be comprised of the following independent directors:

CBS Corporation
   o   Audit Committee: Charles K. Gifford (Chair),
       Joseph A. Califano, Jr., Ann N. Reese
   o   Compensation Committee: Judith A. Sprieser (Chair),
       Bruce S. Gordon, Robert D. Walter
   o Nominating and Governance Committee: Joseph A. Califano, Jr. (Chair), Charles K. Gifford, Judith A. Sprieser

New Viacom
   o   Audit Committee: Frederic V. Salerno (Chair),
       Thomas E. Dooley, Charles E. Phillips, Jr.
   o   Compensation Committee:  Robert K. Kraft (Chair),
       Frederic V. Salerno, William Schwartz
   o Nominating and Governance Committee: William Schwartz (Chair), Robert K. Kraft, Frederic V. Salerno




Sumner Redstone said: "We are extremely pleased and honored that these outstanding and accomplished individuals have agreed to join the CBS Corporation and new Viacom Boards. Each brings a strong record of accomplishment and discipline that will complement the capabilities of our current Board members. CBS Corporation and new Viacom will each have strong independent Boards that can work closely with Shari and me, and with Leslie Moonves and Tom Freston and their respective management teams, to set the right strategic courses for both companies."


Shari Redstone said: "Today's announcement reflects our determination to have each Board comprised of a majority of independent directors who have significant financial and management expertise, and diverse backgrounds. All of these new directors are highly qualified, and each will bring extensive business acumen, seasoned judgment, and an energetic and strong independent voice to these exciting new enterprises."


CBS Corporation
---------------
Charles K. Gifford, 63, is Chairman Emeritus of Bank of America Corporation, one of the world's largest financial institutions, and he continues to serve on the corporation's Board of Directors. Mr. Gifford was Chairman and Chief Executive Officer of BankBoston prior to its 1999 merger with Fleet Financial Group, and was named President and Chief Operating Officer of the combined companies. Mr. Gifford became CEO of FleetBoston Financial in 2001 and Chairman in 2002, and helped steer the bank's 2003 merger with Bank of America. Mr. Gifford is also a director of NSTAR.


Bruce S. Gordon, 59, was named President and Chief Executive Officer of the National Association for the Advancement of Colored People (NAACP) in June 2005. He began his career in 1968 at Bell of Pennsylvania and helped the company navigate through a string of mergers that led it to become Verizon Communications Inc. Mr. Gordon served in a number of operating and marketing roles, until he retired in December 2003 as President, Retail Markets. He is on the boards of Southern Company and Tyco International Ltd.


Ann N. Reese, 52, is the Co-Founder and Executive Director of the Center for Adoption Policy, a New York-based non-profit organization focused on current legislation and practices governing adoption around the world. She previously spent more than 25 years in a career in finance, including serving as a Principal of Clayton, Dubilier & Rice from 1999 to 2000, and Executive Vice President and Chief Financial Officer of ITT Corporation from 1995 to 1998. Ms. Reese serves on the boards of Jones Apparel Group, Inc., Merrill Lynch & Co., Inc., Sears Holdings Corporation and Xerox Corporation.


Judith A. Sprieser, 51, served until March 2005 as Chief Executive Officer of Transora, Inc., a technology software and services company, which she helped found in 2000. Previously, Ms. Sprieser was an Executive with Sara Lee Corporation from 1987 to 2000, serving as Chief Executive Officer of Sara Lee's Food Group from 1999 to 2000, Chief Financial Officer of Sara Lee Corporation from 1995 to 1999, and other operating and financial positions prior to that. She is also a director of The Allstate Corporation, InterContinentalExchange, Inc., Kohl's Corporation, Reckitt Benckiser plc and USG Corporation.


New Viacom
----------
Thomas E. Dooley, 49, is Co-Chairman and Chief Executive Officer of DND Capital Partners, a private equity firm specializing in the media and communications industries. Prior to co-founding DND Capital Partners in June 2000, Mr. Dooley held various corporate and divisional positions at Viacom Inc., which he joined in 1980, including Deputy Chairman, member of Viacom's Executive Committee, and Executive Vice President, Finance, Corporate Development and Communications. He is a Director of LaBranche & Co. Inc.


Ellen V. Futter, 56, is President of the American Museum of Natural History, a position she has held since November 1993. Previously, she served for 13 years as the President of Barnard College, where, at the time of her inauguration, she was the youngest person to assume the Presidency of a major American college. She serves on the boards of American International Group, Inc., Consolidated Edison, Inc. and JPMorgan Chase & Co.


Robert K. Kraft, 64, is Chairman and Chief Executive Officer of The Kraft Group, which includes the New England Patriots, New England Revolution, Gillette Stadium, Rand-Whitney Group and International Forest Products Corporation. Mr. Kraft has been the owner of the New England Patriots for the past 10 seasons, and has served as Chairman of the NFL's Finance Committee since 1998. He is a Director of the Dana-Farber Cancer Institute, the Federal Reserve Bank of Boston and The New England Patriots Charitable Foundation.


About Viacom
------------
Viacom is a leading global media company, with preeminent positions in broadcast and cable television, radio, outdoor advertising, and online. With programming that appeals to audiences in every demographic category across virtually all media, the Company is a leader in the creation, promotion, and distribution of entertainment, news, sports, music, and comedy. Viacom's well-known brands include CBS, MTV, Nickelodeon, Nick at Nite, VH1, BET, Paramount Pictures, Infinity Broadcasting, Viacom Outdoor, UPN, TV Land, Comedy Central, CMT:
Country Music Television, King World, Spike TV, Showtime, Paramount Parks, and Simon & Schuster. More information about Viacom and its businesses is available at www.viacom.com.


Earlier this year, the Company announced it would be separating its businesses into two publicly traded companies, and expects the transaction will likely be completed by the end of 2005. CBS Corporation will consist of the CBS Television Network, UPN, Infinity Broadcasting, Viacom Outdoor, Viacom Television Stations Group, Paramount Television, King World, Simon & Schuster, Showtime and Paramount Parks. The new Viacom will include MTV Networks (MTV, VH1, Nickelodeon, Nick at Nite, Comedy Central, CMT: Country Music Television, Spike TV, TV Land and many other networks around the world), BET, Paramount Pictures, Paramount Home Entertainment and Famous Music.


Information About the Transaction
This release contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction. Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC's website at www.sec.gov and through Viacom's Investor Relations at Investor.Relations@viacom.com.